February 12, 2007

Via EDGAR Correspondence and Facsimile (Fax # (202) 772-9213)

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 6010
Washington, DC 20549
Attention: Sonia Barros

Re:	NexMed, Inc. Registration Statement on Form S-3 File No. 333-140110

Dear Ms Barros:

NexMed, Inc. hereby requests the acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-140110) to February 14, at 11:00 a.m., or as soon thereafter as practicable.

I would appreciate your confirmation when this Registration Statement has become effective, to Michael H. Williams, the Company’s counsel, by telephone at (212) 940-6669 or fax at (212) 894-5769.

As requested in your letter dated January 26, 2007, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Vivian H. Liu
Vivian H. Liu
Executive Vice President